UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

The Eastern Company
(Name of Issuer)
Common Stock, No par value
(Title of Class of Securities)
276317104
(CUSIP Number)

David P. Cohen
Minerva Advisors LLC
50 Monument Road, Suite 201
Bala Cynwyd, PA 19004
(484)434-2258

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 16, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisiton that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	276317104

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Minerva Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

222,345*

*The reporting person is deemed a beneficial owner of the 222,345 shares of the Issuer held by Minerva Group, L.P.

8	SHARED VOTING POWER:

Minerva Advisors LLC - 149,429
David P. Cohen** - 149,429

**David P. Cohen is deemed a beneficial owner of the 149,429 shares of the Issuer beneficially owned by Minerva Advisors LLC.

9	SOLE DISPOSITIVE POWER:

222,345*

*The reporting person is deemed a beneficial owner of the 222,345 shares of the Issuer held by Minerva Group, L.P.

10	SHARED DISPOSITIVE POWER:

Minerva Advisors LLC - 149,429
David P. Cohen** - 149,429

**David P. Cohen is deemed a beneficial owner of the 149,429 shares of the Issuer beneficially owned by Minerva Advisors LLC.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

371,774*

*The reporting person is deemed a beneficial owner of the 222,345 shares of the Issuer held by Minerva Group, LP. David P. Cohen is also deemed a beneficial owner of the 371,774 shares of the Issuer beneficially owned by Minerva Advisors LLC.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.0%*

*The reporting person is deemed a beneficial owner of the 3.6% of the shares of the Issuer held by Minerva Group, LP. David P. Cohen is also deemed a beneficial owner of the 6.0% of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

Based on a total of 6,223,577 shares of the Issuer's Common Stock outstanding as of October 22, 2014, as reported in the Issuer's Quarterely Report on Form 10-Q for the period ended September 27, 2014.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA

CUSIP No.	276317104

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Minerva Group, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

222,345

8	SHARED VOTING POWER:

9	SOLE DISPOSITIVE POWER:

222,345

10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

222,345

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.6%

Based on a total of 6,223,577 shares of the Issuer's Common Stock outstanding as of October 22, 2014, as reported in the Issuer's Quarterely Report on Form 10-Q for the period ended September 27, 2014.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	276317104

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Minerva GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

222,345*

*The reporting person is deemed a beneficial owner of the 222,345 shares of the Issuer held by Minerva Group, LP.

8	SHARED VOTING POWER:

9	SOLE DISPOSITIVE POWER:

222,345*

*The reporting person is deemed a beneficial owner of the 222,345 shares of the Issuer held by Minerva Group, LP.

10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

222,345*

*The reporting person is deemed a beneficial owner of the 222,345 shares of the Issuer held by Minerva Group, LP.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.6%*

*The reporting person is deemed a beneficial owner of the 3.6% of the shares of the Issuer held by Minerva Group, LP.

Based on a total of 6,223,577 shares of the Issuer's Common Stock outstanding as of October 22, 2014, as reported in the Issuer's Quarterely Report on Form 10-Q for the period ended September 27, 2014.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	276317104

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Minerva GP, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

222,345*

*The reporting person is deemed a beneficial owner of the 222,345 shares of the Issuer held by Minerva Group, LP.

8	SHARED VOTING POWER:

9	SOLE DISPOSITIVE POWER:

222,345*

*The reporting person is deemed a beneficial owner of the 222,345 shares of the Issuer held by Minerva Group, LP.

10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

222,345*

*The reporting person is deemed a beneficial owner of the 222,345 shares of the Issuer held by Minerva Group, LP.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.6%*

*Each of these reporting persons is deemed a beneficial owner of the 3.6% of the shares of the Issuer held by Minerva Group, LP. David P. Cohen is also deemed a beneficial owner of the 6.0% of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

Based on a total of 6,223,577 shares of the Issuer's Common Stock outstanding as of October 22, 2014, as reported in the Issuer's Quarterely Report on Form 10-Q for the period ended September 27, 2014.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	276317104

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

David P. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

222,345*

*The reporting person is deemed a beneficial owner of the 222,345 shares of the Issuer held by Minerva Group, LP.

8	SHARED VOTING POWER:

Minerva Advisors LLC - 149,429
David P. Cohen** - 149,429

**David P. Cohen is deemed a beneficial owner of the 149,429 shares of the Issuer beneficially owned by Minerva Advisors LLC.

9	SOLE DISPOSITIVE POWER:

222,345*

*The reporting person is deemed a beneficial owner of the 222,345 shares of the Issuer held by Minerva Group, LP.

10	SHARED DISPOSITIVE POWER:

Minerva Advisors LLC - 149,429
David P. Cohen** - 149,429

**David P. Cohen is deemed a beneficial owner of the 149,429 shares of the Issuer beneficially owned by Minerva Advisors LLC.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

371,774*

*David P. Cohen is deemed a beneficial owner of the 222,345 shares of the Issuer held by Minerva Group, LP and the 371,774 shares of the Issuer beneficially owned by Minerva Advisors LLC.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.0%

*David P. Cohen is deemed a beneficial owner of the 3.6% of the shares of the Issuer held by Minerva Group, LP and the 6.0% of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

Based on a total of 6,223,577 shares of the Issuer's Common Stock outstanding as of October 22, 2014, as reported in the Issuer's Quarterely Report on Form 10-Q for the period ended September 27, 2014.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

SCHEDULE 13D

Item 1	Security and Issuer

This statement relates to the common stock, no par value (the "Common Stock"), of The Eastern Company, a Connecticut corporation (the "Issuer"), whose principal executive offices are located at 112 Bridge Street, Naugatuck, CT 06770.

Item 2	Identity and Background

(a), (b), (c) and (f).  This Schedule 13D is filed on behalf of (i) Minerva Advisors LLC, a Delaware limited liability company ("Minerva Advisors"), (ii) Minerva Group, LP, a Delaware limited partnership ("Minerva Group"), (iii) Minerva GP, LP, a Delaware limited partnership ("Minerva GP"), (iv) Minerva GP, Inc., a Pennsylvania corporation (Minerva Inc”), and (v) David P. Cohen, a United States citizen ("Mr. Cohen").  (All such persons are collectively referred to herein as the "Reporting Persons".)  This Schedule 13D relates to the Common Stock of the Issuer purchased by Minerva Advisors, an SEC-registered investment advisor, for its managed accounts, including the account of Minerva Group. The principal place of business for all of the Reporting Persons is 50 Monument Road, Suite 201, Bala Cynwyd, Pennsylvania 19004.

The present principal occupation or employment of Mr. Cohen is President and sole Member of Minerva Advisors, whose principal business is serving as investment advisor to Minerva Group and to individually managed accounts.   The principal business of Minerva Group is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities.  The principal business of Minerva GP is serving as general partner of Minerva Group.  The principal business of Minerva Inc is to serve as the general partner of Minerva GP.

(d) and (e).  During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The securities reported in this statement as beneficially owned by the Reporting Persons were acquired with funds of approximately $5,261,930 (including brokerage commissions). All such funds were provided from the working capital of Minerva Advisors and Minvera Group. Minerva Group's working capital consists of investment funds consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities. Minerva Advisor's working capital consists of investment funds held in its separately managed accounts for the purpose of buying and selling securtities.

Item 4	Purpose of Transaction

The Reporting Persons initially acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

Subsequent to the acquisition of these shares, the Reporting Persons have become aware of a reluctance on the part of the Issuer to engage in constructive conversations with potential business partners relating to strategic alternatives open to the Issuer.  Issuer’s dismissive response to the recent 8-K filed by Synalloy is the latest example of such reluctance.  Given the Issuer’s lack of meaningful growth and lack of any clear management succession plan, the Reporting Persons believe it is time to engage in an energetic review of strategic alternatives including hiring an investment banking firm to consider the sale of the issuer or substantial changes to the Issuer’s capital structure.

The Reporting Persons and their representatives may engage in discussions with members of management and the board of directors of the Issuer (the "Board"), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions described above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, governance or capitalization; acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5	Interest in Securities of the Issuer

a) The Reporting Persons may be deemed to beneficially own collectively an aggregate of 371,774 shares of Common Stock, representing 6.0% of the 6,223,577 shares of Common Stock outstanding as of October 22, 2014 (according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2014 filed with the SEC).  The Reporting Persons other than Minerva Advisors and Minerva Group each expressly disclaim beneficial ownership for all purposes of the Common Stock held by each of those Reporting Persons; Minerva Advisors expressly disclaims beneficial ownership for all purposes of the Common Stock held by Minerva Group; and Minerva Group expressly disclaims beneficial ownership for all purposes of the Common Stock held by Minerva Advisors.

(b) Minerva Group is a private fund managed by Minerva Advisors. Minerva Group is the beneficial owner of, and has sole voting and dispositive power over, 222,345 shares of Common Stock, representing approximately 3.6% of the outstanding Common Stock.  Minerva Advisors, as the investment adviser to Minerva Group, Minerva GP, as the general partner of Minerva Group, Minerva Inc, as the general partner of Minerva GP, and Mr. Cohen, as President and sole Member of Minerva Inc, may each be deemed, for purposes of Rule 13d-3 under Securities Exchange Act of 1934 ("1934 Act"), to be the beneficial owner of the shares of Common Stock held by Minerva Group.

Minerva Advisors also acts as investment advisor to individually managed accounts.  Its investment advisory contracts grant Minerva Advisors shared investment power and voting power over the securities owned by its advisory clients.  Accordingly, Minerva Advisors may be deemed to be the beneficial owner of, and have shared voting and dispositive power over, 149,429 shares of Common Stock, representing 2.4% of the outstanding shares of Common Stock.  Mr. Cohen, as President and sole Member of Minerva Advisors, may also be deemed, for purposes of Rule 13d-3 under the 1934 Act, to be the beneficial owner of all of the shares of Common Stock beneficially owned by Minerva Advisors.

(c) None of the Reporting Persons have effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this statement, except for the beneficial owners of the accounts managed by Minerva Advisors, with respect to the shares in the respective managed accounts.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understanding or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7	Materials to Be Filed as Exhibits.

Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MINERVA ADVISORS LLC
Date: January 16, 2015

By:	David P. Cohen, President

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

MINERVA GROUP, LP
Date: January 16, 2015

By:		MINERVA GP, LP, its General Partner

	By:		MINERVA GP, INC., its General Partner

	By:		David P. Cohen, President

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

MINERVA GP, LP
Date: January 16, 2015

By:		MINERVA GP, INC., its General Partner

	By:		David P. Cohen, President

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

MINERVA GP, INC.
Date: January 16, 2015

By:	David P. Cohen

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

DAVID P. COHEN
Date: January 16, 2015

By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Stephen J. Nelson, Mary Anne Mayo, Scott M. Dubowsky, and Beth N. Lowson, each of The Nelson Law Firm, LLC, White Plains Plaza, One North Broadway, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 7th day of February, 2014.

By:	/s/ David P. Cohen

David P. Cohen